12012264

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2012
Washington, DC
123

BB 3/5

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66852

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PANATTONI SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8795 FOLSOM BOULEVARD, SUITE 200
(No. and Street)

SACRAMENTO,	CALIFORNIA	95826
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUZANNE A. MULVIHILL, CHIEF COMPLIANCE OFFICER (916) 889-8212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

4421 Wanda Lane	Flower Mound	TX	75022-5446
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

M.G. 3/6

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SUZANNE A. MULVIHILL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PANATTONI SECURITIES, INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SUZANNE A. MULVIHILL, CHIEF COMPLIANCE OFFICER

Title

Notary Public

STACY A. HARTY
COMM. # 1839975
NOTARY PUBLIC - CALIFORNIA
SACRAMENTO COUNTY
COMM. EXPIRES MARCH 9, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PANATTONI SECURITIES, INC.

FINANCIAL REPORT

DECEMBER 31, 2011

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Panattoni Securities, Inc.

We have audited the accompanying statement of financial condition of Panattoni Securities, Inc. (the Company) as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Panattoni Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 17, 2012

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

PANATTONI SECURITIES, INC.
Statement of Financial Condition
December 31, 2011

ASSETS	
Cash	$ 37,445
TOTAL ASSETS	$ 37,445
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	$ 538
TOTAL LIABILITIES	538
Stockholder's Equity	
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	$ 10,000
Additional paid-in capital	345,000
Accumulated deficit	(318,093)
Total Stockholder's Equity	36,907
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 37,445

See notes to financial statements.

PANATTONI SECURITIES, INC.
Statement of Income
Year Ended December 31, 2011

Revenue	
Consulting services fees	$ 90,000
TOTAL REVENUE	90,000
Expenses	
Professional fees	41,525
Compensation and related costs	38,677
Communications	3,083
Regulatory fees and expenses	1,030
Other expenses	3,874
TOTAL EXPENSES	88,189
NET INCOME	$ 1,811

See notes to financial statements.

PANATTONI SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2010	1,000	$ 10,000	$ 345,000	$ (319,904)	$ 35,096
Net income	-	-	-	1,811	1,811
Balances at December 31, 2011	1,000	$ 10,000	$ 345,000	$ (318,093)	$ 36,907

See notes to financial statements.

PANATTONI SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities:	
Net income	$ 1,811
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities	
Decrease in prepaid expenses	113
Decrease in accounts payable	(3,012)
Net cash used in operating activities	(1,088)
Net decrease in cash	(1,088)
Cash at beginning of year	38,533
Cash at end of year	$ 37,445

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Panattoni Securities, Inc., (Company), was incorporated in the state of California in July 2004. The Company is a wholly-owned subsidiary Panattoni Development Company, Inc. ("Parent"). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed to assist its Parent in the private placement of equity in real estate assets to be developed, owned, operated and sold by its Parent. These private placement offerings are exempt from registration pursuant to Regulation D promulgated under the Securities Act of 1933. The Company does not engage in the underwriting of securities, retail brokerage, or securities custodial services. The Company's customers are primarily individuals located throughout the United States.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, or perform custodial functions relating to customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is stated at historical cost and the Company provides for depreciation over the estimated useful lives of the assets using the accelerated double declining balance method. The estimated lives of these assets range from 5 to 7 years.

Maintenance and repairs are charged to expense as incurred. Renewals and betterments, which extend the useful lives of assets, are capitalized.

Consulting Services Fees

The Company records consulting services fees when earned under the Consulting Services Agreement with its Parent.

Income Taxes

The Company has elected S Corporation status for federal and state income tax purposes under Internal Revenue Code Section 1362 and California Revenue and Taxation Code Section 23801, respectively, whereby all items of income and expense flow through to the individual stockholders. The Company is, however, subject to the greater of a minimum state franchise tax or a 1.5% state income tax.

As of December 31, 2011, open Federal tax years subject to examination include the tax years ended December 31, 2008 through December 31, 2010.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital and net capital requirements of $36,907 and $5,000, respectively. The Company's net capital ratio was 0.01 to 1.

PANATTONI SECURITIES, INC.
Notes to Financial Statements
December 31, 2011

Note 3 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Office furniture and equipment	$	8,611
Less accumulated depreciation		(8,611)
	$	0

There was no depreciation expense for 2011.

Note 4 - Related Party Transactions/Concentration/Economic Dependency

The Company is under the control of and economically dependent on its Parent. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous.

Under a Consulting Services Agreement (Consulting Agreement) amended in September 2010, the Company will provide its Parent with advice, recommendations, and consultation relative to certain securities-related transactions. The terms of the Consulting Agreement provide for an initial term of one year, renewed automatically for successive one-year terms. Consulting services fees recorded for the year ended December 31, 2011 under the Consulting Agreement totaled $90,000. The Consulting Agreement was not consummated on terms equivalent to arms length transactions.

Under an Office and Administrative Services Agreement (Services Agreement) amended in April 2010, the Parent will provide the Company with management and back-office support services required, other than direct services. The terms of the Services Agreement provide for an initial term of one year, renewed automatically for successive one-year terms. The Services Agreement requires the Company to pay an incremental allocation services fee which is currently $725 per month, as base compensation for the incremental costs incurred by the Parent on behalf of the Company, plus additional amounts for overhead expenses, as determined by the Parent. Fees totaled $9,099 for the year ended December 31, 2011 under the Services Agreement, of which $7,600 is included in professional fees and $1,499 is included in other expenses in the accompanying statement of income. The Services Agreement was not consummated on terms equivalent to arms length transactions.

Note 4 - Related Party Transactions/Concentration/Economic Dependency (continued)

Under an Office License Agreement (Office Agreement) effective as of December 1, 2008, a related party grants the Company a license which permits the Company to utilize general office space. Fees totaled $600 for the year ended December 31, 2011 under the License Agreement, which is included in other expense in the accompanying statement of income. The License Agreement was not consummated on terms equivalent to arms length transactions.

The Company exclusively sells securities for real estate assets developed, owned, operated and sold by its Parent. All of the Company's business is obtained through referrals from Parent. Thus, the Company's brokerage fees and commissions revenue is dependent on continued referrals and real estate projects from its Parent. Additionally, the only significant source of revenue other than brokerage fees and commissions is consulting service fees provided under the terms of the Consulting Agreement with the Parent.

Note 5 - Litigation

The Company has been named as a respondent in a civil action relating to its activities as a broker-dealer in securities. This action seeks damages of material amounts. While the ultimate outcome of this pending legal action involving the Company cannot be predicted with certainty, management, having reviewed this action with its legal counsel, believes it has meritorious defenses to this action and intends to defend itself vigorously. It is the opinion of management that the resolution of this matter will not have a material adverse effect on the financial position or results of operations of the Company.

Note 6 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2011, through February 17, 2012, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

PANATTONI SECURITIES, INC.
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2011

Total stockholder's equity qualified for net capital	$ 36,907
Deductions and/or charges	
Non-allowable assets:	-
Net Capital	$ 36,907
Aggregate indebtedness	
Accounts payable	$ 538
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 31,907
Ratio of aggregate indebtedness to net capital	0.01 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2011 as filed by Panattoni Securities, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
Panattoni Securities, Inc.

In planning and performing our audit of the financial statements of Panattoni Securities, Inc. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 17, 2012